

Mail Stop 4631

September 14, 2015

Via E-mail
Michael S. Rispin
Corporate & Securities Counsel
Tecogen Inc.
45 First Avenue
Waltham, MA 02451

> **Re:** **Tecogen Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed September 1, 2015**
> **File No. 333-205147**

Dear Mr. Rispin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 16, 2015 letter.

General

1. Please provide the requested Tandy representations in your next response letter.

Auditor's Consent

2. Please amend your filing to provide a consent from McGladrey LLP that properly identifies the date of their report contained in your 2014 Form 10-K, which you incorporate by reference into your Form S-3.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Benjamin Armour (*via email*)
　　Sullivan & Worcester LLP